April 10 2014

Re: Triumph Ventures Corp.

Registration Statement on Form S-1

Filed March 4, 2014

File No. 333-194300

Dear Katherine Wray

We are in receipt of your letter dated March 27 2014 in regards to comments on the above S1 registration Statement filed on March 4 2014 and present to you our responses accordingly as follows:

General

1. It appears from your disclosure that you are a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we refer to your statement at the bottom of page 34 that, as an issuer with nominal operations and nominal non-cash assets, Rule 144(i) applies to you. Accordingly, please disclose your shell company status on the prospectus cover page and include a risk factor that highlights the consequences of this status. Discuss the prohibition on the use of Form S-8 by shell companies, the enhanced reporting requirements imposed on shell companies in connection with change in control transactions or acquisitions, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144, and the potential impact on your ability to attract additional capital.

Response:

The Company has included its status as a SHELL company on the face of the Registration Statement

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Additionally a related risk factor has been added accordingly , # 30

2. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

 Disclose that you are an emerging growth company;

 Describe how and when a company may lose emerging growth company status;

 Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

 State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

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Response :

The related disclosure has been inserted on the face of the registration Statement accordingly and a related risk factor added accordingly #29

3. Please supplement ally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

Noone at the Company nor anyone on behalf of the Company has presented any form of any materials to any potential investors . No research reports have been published and no Broker nor Dealer will participate in this public offering .

Risk Factors

Risks Relating to our Company, page 6

4. Please add separately-captioned risk factors that discuss any material risks resulting from:

 Your apparent lack of employment agreements with Mr. Klein and Mr. Soffer; and

 Mr. Klein and Mr. Soffer’s lack of experience running a public company, if true.

Julius Klein Triumph Ventures Corp. March 27, 2014 Page 3

Response :

A paragraph has been added at the end of risk factor # 13a in relation to the non-employment contracts and an additional risk factor has been added # 13b in relation the non-experience of the Directors.

“We have no cash to fund our ongoing operating expenses for the next twelve months…,” page 6

5. Please revise this risk factor to state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.

Response:

The risk factor has been revised accordingly

“Changing consumer preferences may negatively impact our business…,” page 10

6. Please remove this risk factor as it duplicates the previous risk factor on page 9.

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Response :

The risk factor has been removed accordingly

“If our intellectual property protection is inadequate…,” page 11

7. We note the reference to your “patent-pending” technology here and on pages 20 and 22 of your prospectus. Please clarify which technology you are referring to as “patent-pending.” If you are referring to Design Patent 502687, please explain how the term “patent-pending” is appropriate, given your disclosure on page 21 that the patent was issued to Mr. Sherman on March 8, 2005

Response:

The patent has been issued by the USPTO . The patent – pending wording was an error . This has been revised to patented technology and other wording implicating that the patent is pending has too been deleted in this risk factor and on pages 20-22.

Risks Relating to our Common Stock

“Efforts to comply with recently enacted changes in securities laws will increase…,” page 15

8. Please revise this risk factor to quantify the anticipated minimum amount of increased expenses you will incur in connection with complying with your SEC reporting obligations.

Response:

The risk factor has been revised accordingly

“Stockholders may have limited access to information because…,” page 15

9. We note your risk factor disclosing risks associated with the limited reporting obligations you will have if you elect not to register a class of securities under Section 12 of the Exchange Act, as well as the risks associated with the possibility that your more limited Section 15(d) reporting obligations may be suspended automatically in the future due to a limited number of shareholders. Please consider presenting these separate yet related risks under separate captions.

Response:

These two separate but related risks have been segregated into two separate risk factors

10. Please replace your references in this risk factor and elsewhere in the filing to “reporting company” with “fully reporting company” or another similar term that avoids suggesting that Section 15(d) filers do not have reporting obligations. Please also expand the final sentence of the risk factor to disclose that if you are subject to only limited reporting obligations as a Section 15(d) reporting company, you will not be subject to (in addition to the requirements already noted) the Section 16 short-swing provisions, going-private regulation, and the bulk of the tender offer rules under U.S. securities laws.

Response:

The phrase reporting Company has been changed to fully reporting Company thorought the prospectus and an additional sentence has been added accordingly in the risk factor to expand the limited reporting obligations and not subject to section 16 and other rules accordingly.

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Our Business

General Development, page 19

11. We note your disclosure in the last paragraph on page 19 that you intend to license your design patent to one or more third party partners and that you plan to approach Israeli companies. We also note your disclosure in the first paragraph on page 24 that you are open to signing many agreements in non-competing geographical areas. Please revise to clarify the geographic scope of your search for third-party partners and to discuss the types of agreements you hope to enter into.

Response :

We have deleted the phrase that we plan to approach Israeli companies and have inserted instead worldwide companies

We have also added the type of licensing agreeements we are seeking

Intellectual Property, page 21

12. Please revise to include the duration of your patent.

Response:

We have added the expiration date of the Patent which is 17 years from the date of grant .

Description of Property, page 23

13. We note you have been allowed to operate at the home of one of your directors at no cost to the company. If you are allowed to operate at the director’s home pursuant to a lease, please ensure that you disclose the terms of the lease, to the extent not already disclosed, and tell us what consideration you gave to filing the lease agreement as an exhibit to the registration statement. If there is no written lease agreement, please tell us what consideration you gave to filing a written summary of the oral lease agreement as an exhibit to the registration statement. Refer to Items 102 and 601(b)(10)(ii)(D) of Regulation S-K. For additional guidance, please consider Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:

The arrangement is oral and also at no cost due the minimum amount of current operations . The following paragraph has been added accordingly in an EXHIBIT 99.2

The Company has an oral arrangement with the Director for the use of the Home for current operations which are minimal at no cost until the Company will raise funds pursuant to its registration Statement. The Company intends to file a copy of any new written lease agreements ( with consideration ) accordingly ,when applicable in its future periodic report filings.

Directors and Executive Officer, page 27

14. We note that you identify Mr. Klein as your President on page 27 and both Mr. Klein and Mr. Soffer as your President on page 28. Please revise as appropriate.

Response:

We have revised the paragraph accordingly to correct the contradiction

Description of Securities, page 33

15. Please revise the introductory paragraph to eliminate the phrase “in its entirety” as your description of the securities in the prospectus should be materially complete without reference to the underlying instruments.

Response :

We have deleted the phrase " in its entirety"

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Our Common Stock, page 33

16. It appears that the descriptions of your by-laws on pages 33, 37, and 40 do not correspond with your by-laws filed as Exhibit 3.2. For example, your description on page 33 references Article X and the by-laws filed as Exhibit 3.2 do not appear to have an Article X. Please revise to ensure that the disclosure in your registration statement is accurate.

Response :

We have corrected the BY LAWS accordingly for accurateness. The previous set of BY LAWS was erroneous

Signatures, page 43

17. Please remove your reference to Amendment No. 8.

Response:

We have now changed this to Amendment # 1

Exhibits Table, page 44

18. Please file written descriptions of your loan agreements with Mr. Klein and Mr. Soffer as exhibits to your registration statement, or explain to us how you concluded you are not required to do so. See Item 601(b)(10)(ii)(A) of Regulation S-K. For additional guidance, please consider Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:

The following paragraph has been added as an Exhibit 99.2

The Company has oral arrangements with its directors who will and have agreed to equally fund the current minimum required funds to meet the ongoing operations of the Company for a period of not less than the following twelve months .

We have also updated the S1 with financial information for the period as at and for the three months ending March 31 2014.

Please do not hesitate to contact us if you have any queries in relation to the above

Yours Truly

Julius Klein /s/

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